Second Quarter 2007
Supplemental Information to Earnings Release





Westwoods
Randolph, Massachusetts



Liberty Place
Randolph, Massachusetts



Home Properties®

850 Clinton Square • Rochester, NY 14604 • 585-546-4900 • www.homeproperties.com



HOME PROPERTIES, INC.
SUPPLEMENTAL FINANCIAL INFORMATION
SECOND QUARTER 2007
TABLE OF CONTENTS

OWNED COMMUNITY RESULTS

SECOND QUARTER 2007	# of Units	Date Acquired	2Q '07 Rent/Mo.	2Q '07 Occup.	Year Ago Occup.	2Q '07 versus 2Q '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	2Q '07 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,031	93.6%	93.3%	4.4%	9.5%	11.2%	8.6%	
Canterbury Apartments	618	7/16/1999	$ 896	96.1%	96.2%	4.6%	4.4%	6.8%	3.1%	
Country Village	344	4/30/1998	$ 848	95.3%	93.1%	2.1%	7.4%	10.9%	4.9%	
Falcon Crest	396	7/16/1999	$ 965	90.5%	92.5%	5.0%	1.4%	13.7%	-4.8%	
Fenland Field	234	8/1/2001	$ 1,070	94.9%	97.6%	2.5%	-1.2%	11.9%	-9.3%	
Fox Hall Apartments	720	3/29/2007	$ 838	94.5%	n/a	n/a	n/a	n/a	n/a	
Gateway Village	132	7/16/1999	$ 1,234	96.5%	90.9%	3.1%	10.9%	0.2%	17.0%	
Heritage Woods	164	10/4/2006	$ 922	97.2%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 834	95.7%	94.2%	2.3%	4.9%	8.6%	2.5%	
Morningside Heights	1,050	4/30/1998	$ 849	94.3%	95.2%	2.7%	7.8%	11.7%	5.9%	
Owings Run	504	7/16/1999	$ 1,137	95.5%	95.0%	6.9%	7.7%	11.6%	5.8%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,065	95.8%	96.4%	6.6%	8.1%	13.0%	4.9%	
Selford Townhomes	102	7/16/1999	$ 1,278	95.6%	98.0%	4.2%	2.7%	15.1%	-2.4%	
Shakespeare Park	84	7/16/1999	$ 851	96.1%	95.9%	3.3%	1.8%	2.8%	1.1%	
The Coves at Chesapeake	469	11/20/2006	$ 1,145	92.7%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 822	99.1%	99.3%	4.1%	3.7%	9.6%	0.4%	
Top Field	156	10/4/2006	$ 1,069	97.7%	n/a	n/a	n/a	n/a	n/a	
Village Square Townhomes	370	7/16/1999	$ 1,109	95.4%	96.6%	3.0%	4.1%	14.5%	-0.4%	
Woodholme Manor	177	3/31/2001	$ 815	95.1%	94.6%	4.7%	5.2%	4.2%	5.9%	
Total Baltimore Region	7,352		$ 963	94.7%	95.0%	4.0%	6.1%	10.5%	3.7%	17.8%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,410	96.4%	96.8%	2.9%	2.5%	1.8%	3.1%	
Highland House	172	5/31/2006	$ 1,107	96.1%	n/a	n/a	n/a	n/a	n/a	
Liberty Place	107	6/6/2006	$ 1,388	93.8%	n/a	n/a	n/a	n/a	n/a	
Stone Ends	280	2/12/2003	$ 1,230	94.9%	96.6%	2.0%	-0.7%	-1.3%	-0.4%	
The Heights at Marlborough	348	9/7/2006	$ 1,179	94.7%	n/a	n/a	n/a	n/a	n/a	
The Meadows at Marlborough	264	9/7/2006	$ 1,139	93.0%	n/a	n/a	n/a	n/a	n/a	
The Townhomes of Beverly	204	2/15/2007	$ 1,444	94.0%	n/a	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,134	96.3%	97.1%	0.8%	0.3%	-1.8%	1.5%	
Westwoods	35	4/30/2007	$ 1,183	96.7%	n/a	n/a	n/a	n/a	n/a	
Total Boston Region	2,382		$ 1,271	95.0%	96.8%	2.3%	1.4%	0.5%	2.0%	6.9%
Chicago Region										
Blackhawk	371	10/20/2000	$ 853	96.8%	91.4%	0.9%	12.3%	4.2%	24.3%	
Courtyards Village	224	8/29/2001	$ 791	97.4%	97.9%	3.0%	5.6%	9.6%	1.5%	
Cypress Place	192	12/27/2000	$ 913	97.6%	97.2%	1.0%	3.4%	0.8%	6.5%	
The Colony	783	9/1/1999	$ 842	98.2%	95.6%	3.5%	6.4%	3.4%	9.8%	
The New Colonies	672	6/23/1998	$ 703	96.7%	95.7%	0.3%	6.7%	5.9%	7.3%	
Total Chicago Region	2,242		$ 803	97.4%	95.3%	1.9%	7.1%	4.5%	9.9%	3.8%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,030	96.7%	95.7%	6.8%	9.8%	18.2%	3.4%	
Vinings at Hampton Village	168	7/7/2004	$ 1,125	97.3%	96.3%	8.4%	10.5%	12.7%	8.6%	
Total Florida Region	836		$ 1,049	96.9%	95.8%	7.1%	10.0%	16.9%	4.4%	1.9%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,230	96.2%	95.9%	1.9%	0.7%	8.5%	-5.5%	
Cornwall Park	75	7/17/1996	$ 1,564	96.6%	97.3%	-1.9%	-3.0%	8.6%	-10.5%	
Lakeshore Villas	152	7/17/1996	$ 1,036	95.8%	90.8%	-2.6%	3.9%	22.3%	-9.7%	
Patricia	100	7/7/1998	$ 1,409	98.1%	97.0%	2.6%	8.5%	12.9%	5.5%	
Sherwood Consolidation	224	10/11/2002	$ 1,223	98.2%	97.7%	3.8%	3.6%	1.4%	5.6%	
Sunset Gardens	217	7/17/1996	$ 909	97.5%	95.0%	-2.9%	2.7%	7.2%	-0.7%	
Total Hudson Valley Region	908		$ 1,166	97.2%	95.7%	0.4%	2.8%	8.7%	-1.7%	2.3%

OWNED COMMUNITY RESULTS

SECOND QUARTER 2007

	# of Units	Date Acquired	2Q '07 Rent/Mo.	2Q '07 Occup.	Year Ago Occup.	2Q '07 versus 2Q '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	2Q '07 % Co. NOI
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,199	95.6%	96.6%	1.6%	0.9%	7.6%	-4.0%	
Cambridge Village	82	3/1/2002	$ 1,587	97.0%	97.3%	3.6%	2.6%	2.8%	2.5%	
Coventry Village	94	7/31/1998	$ 1,378	93.6%	96.1%	1.8%	1.4%	9.1%	-5.8%	
Devonshire Hills	297	7/16/2001	$ 1,709	96.6%	95.2%	-0.5%	-3.3%	-6.2%	-2.0%	
East Winds	96	11/1/2000	$ 1,170	95.3%	97.1%	2.5%	-1.0%	12.6%	-9.8%	
Hawthorne Court	434	4/4/2002	$ 1,363	94.3%	94.8%	-0.1%	-0.5%	19.8%	-15.3%	
Heritage Square	80	4/4/2002	$ 1,592	96.0%	97.2%	4.5%	4.4%	6.9%	2.5%	
Holiday Square	144	5/31/2002	$ 1,131	94.8%	96.0%	4.5%	3.2%	7.0%	0.7%	
Lake Grove Apartments	368	2/3/1997	$ 1,381	93.3%	95.0%	-1.0%	-1.5%	11.4%	-8.3%	
Maple Tree	84	11/1/2000	$ 1,159	91.9%	93.2%	0.7%	-1.0%	11.4%	-10.0%	
Mid- Island Estates	232	7/1/1997	$ 1,305	95.4%	94.2%	4.4%	6.1%	5.6%	6.5%	
Rider Terrace	24	11/1/2000	$ 1,245	96.4%	92.1%	-0.4%	-1.9%	9.9%	-10.4%	
Sayville Commons	342	7/15/2005	$ 1,454	98.1%	98.5%	5.2%	4.7%	5.8%	4.1%	
South Bay Manor	61	9/11/2000	$ 1,553	97.0%	92.7%	2.3%	5.0%	15.9%	-2.4%	
Southern Meadows	452	6/29/2001	$ 1,332	94.2%	95.7%	-1.7%	-2.7%	13.7%	-12.2%	
Stratford Greens	359	3/1/2002	$ 1,406	95.5%	95.7%	0.1%	2.1%	10.3%	-3.2%	
Terry Apartments	65	11/1/2000	$ 1,167	87.6%	98.9%	1.5%	-11.0%	13.4%	-27.3%	
Westwood Village Apts	242	3/1/2002	$ 2,210	97.2%	95.4%	2.8%	6.0%	25.8%	-4.0%	
Woodmont Village Apts	96	3/1/2002	$ 1,304	94.0%	96.9%	2.1%	1.8%	5.4%	-0.1%	
Yorkshire Village Apts	40	3/1/2002	$ 1,609	96.4%	94.3%	3.9%	4.2%	10.4%	-1.0%	
Total Long Island Region	3,752		$ 1,437	95.3%	95.7%	1.3%	1.0%	10.6%	-5.1%	12.2%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,123	98.0%	97.2%	n/a	n/a	n/a	n/a	
Mill Co. Gardens	95	7/7/1998	$ 770	95.4%	97.3%	2.0%	-1.0%	14.6%	-13.5%	
Redbank Village	500	7/7/1998	$ 820	96.2%	94.8%	2.0%	6.7%	23.5%	-2.1%	
Total Maine Region	715		$ 864	96.5%	95.2%	2.0%	5.5%	21.8%	-3.6%	1.5%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 947	95.4%	97.9%	12.9%	12.0%	-2.3%	24.2%	
Chatham Hill Apartments	308	1/30/2004	$ 1,624	92.7%	95.1%	3.3%	2.3%	78.8%	-14.9%	
East Hill Gardens	33	7/7/1998	$ 1,490	96.2%	99.0%	4.1%	1.2%	5.2%	-0.4%	
Hackensack Gardens	198	3/1/2005	$ 935	98.1%	98.8%	9.4%	10.2%	-6.0%	24.4%	
Jacob Ford Village	270	2/15/2007	$ 1,028	88.9%	n/a	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,307	95.4%	97.1%	5.4%	4.2%	7.7%	2.4%	
Northwood Apartments	134	1/30/2004	$ 1,248	93.3%	94.8%	6.3%	4.0%	20.5%	-9.1%	
Oak Manor	77	7/7/1998	$ 1,734	97.7%	99.3%	1.8%	-0.4%	7.1%	-2.9%	
Pleasant View	1,142	7/7/1998	$ 1,123	93.8%	95.4%	6.5%	5.4%	3.0%	6.9%	
Pleasure Bay	270	7/7/1998	$ 1,075	93.6%	95.8%	2.3%	7.0%	13.3%	2.8%	
Regency Club	372	9/24/2004	$ 1,121	96.4%	92.9%	1.7%	7.8%	5.8%	9.5%	
Royal Gardens Apartments	550	5/28/1997	$ 1,188	92.9%	95.8%	6.0%	4.6%	-2.7%	9.8%	
Wayne Village	275	7/7/1998	$ 1,329	94.6%	97.7%	4.8%	2.3%	9.9%	-2.0%	
Windsor Realty	67	7/7/1998	$ 1,143	92.2%	93.4%	1.1%	-1.8%	1.4%	-3.8%	
Total New Jersey Region	3,950		$ 1,184	93.9%	95.8%	5.1%	5.0%	8.3%	2.9%	11.1%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 835	92.9%	93.9%	1.0%	1.6%	16.1%	-12.3%	
Castle Club	158	3/15/2000	$ 929	92.7%	93.5%	-0.1%	5.8%	16.9%	-3.2%	
Chesterfield	247	9/23/1997	$ 903	94.7%	97.3%	0.6%	3.4%	13.1%	-3.2%	
Curren Terrace	318	9/23/1997	$ 910	95.1%	94.0%	0.6%	10.3%	8.0%	12.2%	
Executive House	100	9/23/1997	$ 925	97.6%	91.0%	-2.4%	10.7%	-7.1%	29.3%	
Glen Brook	174	7/28/1999	$ 821	94.8%	93.2%	0.4%	10.4%	-43.7%	73.0%	
Glen Manor	174	9/23/1997	$ 784	96.5%	93.4%	2.5%	9.3%	6.4%	12.7%	
Golf Club	399	3/15/2000	$ 1,010	94.1%	94.6%	0.4%	3.0%	16.4%	-4.6%	
Hill Brook Place	274	7/28/1999	$ 873	95.3%	94.7%	-0.4%	5.0%	-6.0%	16.0%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,033	91.8%	91.9%	-1.6%	1.9%	0.9%	2.7%	
Home Properties of Devon	631	3/15/2000	$ 1,083	96.2%	93.2%	-0.9%	11.3%	7.4%	13.6%	
Home Properties of Newark	432	7/16/1999	$ 854	95.2%	95.7%	-0.4%	-1.1%	11.4%	-9.2%	
New Orleans Park	442	7/28/1999	$ 847	93.8%	95.9%	4.0%	10.2%	7.4%	12.8%	
Racquet Club	466	7/7/1998	$ 1,006	96.6%	94.7%	-1.3%	6.8%	6.0%	7.3%	
Racquet Club South	103	5/27/1999	$ 861	94.7%	94.3%	-1.4%	8.3%	9.4%	7.5%	
Ridley Brook	244	7/28/1999	$ 886	96.4%	96.8%	1.2%	6.6%	9.8%	4.1%	
Sherry Lake	298	7/23/1998	$ 1,160	91.8%	94.0%	0.4%	1.5%	-1.3%	3.0%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,054	98.7%	96.7%	4.3%	8.4%	5.4%	10.6%	
The Landings	384	11/25/1996	$ 962	96.4%	94.5%	-0.7%	0.4%	15.1%	-8.0%	
Trexler Park	250	3/15/2000	$ 1,047	91.6%	92.1%	-0.1%	-5.1%	5.0%	-12.9%	
Trexler Park West	108	Under Construction	$ 1,176	94.3%	8.3%	n/a	n/a	n/a	n/a	
Valley View	177	9/23/1997	$ 828	86.3%	88.8%	-0.7%	10.7%	18.9%	1.5%	
Village Square	128	9/23/1997	$ 935	89.9%	95.6%	2.7%	-2.2%	-4.0%	-0.3%	
William Henry	363	3/15/2000	$ 1,075	93.8%	92.7%	-3.3%	1.4%	16.0%	-7.8%	
Total Philadelphia Region	6,492		$ 959	94.4%	94.1%	-0.1%	4.9%	6.4%	3.9%	15.1%

OWNED COMMUNITY RESULTS

SECOND QUARTER 2007

	# of Units	Date Acquired	2Q '07 Rent/Mo.	2Q '07 Occup.	Year Ago Occup.	Rental Rates	Total Revenue	Total Expense	Total NOI	2Q '07 % Co. NOI
						2Q '07 versus 2Q '06 % Growth				
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,222	95.9%	95.3%	1.5%	6.4%	7.7%	5.5%	
Brittany Place	591	8/22/2002	$ 1,080	94.9%	94.2%	1.1%	-5.0%	-8.5%	-2.6%	
Cider Mill	864	9/27/2002	$ 1,061	96.1%	95.8%	0.7%	3.6%	6.4%	2.0%	
Cinnamon Run	511	12/28/2005	$ 1,134	96.3%	96.1%	1.3%	1.1%	8.6%	-1.9%	
East Meadow	150	8/1/2000	$ 1,311	93.6%	96.6%	4.0%	0.7%	-9.4%	7.3%	
Elmwood Terrace	504	6/30/2000	$ 871	93.8%	92.8%	3.2%	3.7%	-2.9%	9.8%	
Falkland Chase	450	9/10/2003	$ 1,279	93.8%	94.7%	6.3%	4.5%	4.9%	4.3%	
Mount Vernon Square	1,387	12/27/2006	$ 1,128	95.1%	n/a	n/a	n/a	n/a	n/a	
Orleans Village	851	11/16/2000	$ 1,270	92.9%	95.1%	1.9%	2.5%	-2.2%	5.3%	
Park Shirlington	294	3/16/1998	$ 1,179	96.9%	94.2%	-0.8%	6.0%	-5.1%	14.5%	
Peppertree Farm	881	12/28/2005	$ 1,083	91.3%	86.6%	-0.8%	2.0%	21.0%	-8.8%	
Seminary Hill	296	7/1/1999	$ 1,189	95.9%	96.1%	0.4%	4.1%	5.2%	3.2%	
Seminary Towers	540	7/1/1999	$ 1,237	94.2%	96.1%	2.8%	3.0%	6.0%	0.9%	
Tamarron Apartments	132	7/16/1999	$ 1,391	95.4%	96.1%	6.4%	6.0%	15.3%	2.1%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,241	94.2%	98.0%	4.3%	-2.0%	7.5%	-6.0%	
The Manor - MD	435	8/31/2001	$ 1,117	93.0%	94.2%	-0.5%	1.7%	11.5%	-3.9%	
The Manor - VA	198	2/19/1999	$ 977	94.3%	95.0%	-0.7%	1.0%	17.2%	-8.9%	
The Sycamores	185	12/16/2002	$ 1,357	96.7%	97.9%	7.3%	8.4%	5.1%	9.9%	
Virginia Village	344	5/31/2001	$ 1,211	95.9%	96.3%	-0.1%	4.0%	-5.3%	11.2%	
West Springfield	244	11/18/2002	$ 1,379	97.5%	95.7%	3.7%	3.8%	-1.5%	6.3%	
Woodleaf Apartments	228	3/19/2004	$ 1,084	97.6%	94.4%	3.9%	5.9%	17.5%	0.2%	
Total Washington DC Region	9,580		$ 1,152	94.6%	94.5%	1.8%	2.7%	4.3%	1.7%	27.4%
TOTAL OWNED PORTFOLIO	**38,209**		**$ 1,094**	**94.9%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**33,685**		**$ 1,094**	**95.0%**	**95.0%**	**2.2%**	**4.0%**	**7.4%**	**1.8%**	

OWNED COMMUNITY RESULTS

June YTD

	# of Units	Date Acquired	YTD '07 Rent/Mo.	YTD '07 Occup.	Year Ago Occup.	YTD '07 versus YTD '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	YTD '07 % Co. NOI
Baltimore Region										
Bonnie Ridge	960	7/1/1999	$ 1,036	92.9%	93.6%	5.7%	11.3%	2.0%	18.1%	
Canterbury Apartments	618	7/16/1999	$ 891	96.3%	95.7%	4.7%	5.8%	3.5%	7.3%	
Country Village	344	4/30/1998	$ 845	94.9%	94.2%	2.2%	7.7%	8.3%	7.2%	
Falcon Crest	396	7/16/1999	$ 956	91.8%	91.6%	4.7%	4.9%	10.6%	1.8%	
Fenland Field	234	8/1/2001	$ 1,070	94.1%	95.9%	3.0%	0.6%	2.5%	-0.9%	
Fox Hall Apartments	720	3/29/2007	$ 829	94.5%	n/a	n/a	n/a	n/a	n/a	
Gateway Village	132	7/16/1999	$ 1,226	97.0%	92.5%	3.2%	8.7%	-1.2%	14.4%	
Heritage Woods	164	10/4/2006	$ 925	97.8%	n/a	n/a	n/a	n/a	n/a	
Mill Towne Village Apts	384	5/31/2001	$ 830	95.3%	95.2%	2.5%	6.1%	6.7%	5.7%	
Morningside Heights	1,050	4/30/1998	$ 847	94.5%	95.1%	2.9%	6.9%	6.4%	7.3%	
Owings Run	504	7/16/1999	$ 1,130	95.8%	94.8%	7.3%	8.9%	12.8%	7.0%	
Ridgeview at Wakefield Valley	204	1/13/2005	$ 1,054	96.5%	95.7%	6.2%	8.0%	13.1%	4.9%	
Selford Townhomes	102	7/16/1999	$ 1,259	96.5%	94.2%	3.6%	6.0%	6.4%	5.8%	
Shakespeare Park	84	7/16/1999	$ 846	97.1%	97.6%	3.4%	1.9%	2.9%	1.1%	
The Coves at Chesapeake	469	11/20/2006	$ 1,142	90.3%	n/a	n/a	n/a	n/a	n/a	
Timbercroft Townhomes	284	7/16/1999	$ 813	99.1%	99.5%	3.3%	3.4%	4.6%	2.7%	
Top Field	156	10/4/2006	$ 1,061	97.2%	n/a	n/a	n/a	n/a	n/a	
Village Square Townhomes	370	7/16/1999	$ 1,107	96.1%	96.5%	3.2%	4.8%	3.8%	5.3%	
Woodholme Manor	177	3/31/2001	$ 810	94.6%	94.5%	4.8%	4.1%	0.4%	7.1%	
Total Baltimore Region	7,352		$ 973	94.6%	94.9%	4.3%	6.9%	5.6%	7.8%	17.5%
Boston Region										
Gardencrest	696	6/28/2002	$ 1,407	95.3%	96.7%	3.1%	1.8%	-2.5%	5.4%	
Highland House	172	5/31/2006	$ 1,109	94.9%	n/a	n/a	n/a	n/a	n/a	
Liberty Place	107	6/6/2006	$ 1,387	95.0%	n/a	n/a	n/a	n/a	n/a	
Stone Ends	280	2/12/2003	$ 1,231	94.8%	97.0%	2.6%	-0.5%	-2.7%	0.9%	
The Heights at Marlborough	348	9/7/2006	$ 1,181	94.5%	n/a	n/a	n/a	n/a	n/a	
The Meadows at Marlborough	264	9/7/2006	$ 1,148	93.0%	n/a	n/a	n/a	n/a	n/a	
The Townhomes of Beverly	204	2/15/2007	$ 1,439	93.6%	n/a	n/a	n/a	n/a	n/a	
The Village at Marshfield	276	3/17/2004	$ 1,135	94.9%	96.4%	1.4%	-0.3%	-1.5%	0.6%	
Westwoods	35	4/30/2007	$ 1,183	96.7%	n/a	n/a	n/a	n/a	n/a	
Total Boston Region	2,382		$ 1,255	94.5%	96.7%	2.7%	0.9%	-2.4%	3.4%	6.6%
Chicago Region										
Blackhawk	371	10/20/2000	$ 852	96.0%	92.5%	1.6%	10.0%	0.4%	24.5%	
Courtyards Village	224	8/29/2001	$ 785	97.5%	96.8%	2.6%	11.0%	-0.6%	26.2%	
Cypress Place	192	12/27/2000	$ 910	98.0%	96.6%	1.3%	4.2%	3.5%	5.0%	
The Colony	783	9/1/1999	$ 837	97.7%	96.6%	3.6%	5.2%	4.1%	6.4%	
The New Colonies	672	6/23/1998	$ 701	97.6%	94.3%	0.2%	8.9%	-0.6%	17.7%	
Total Chicago Region	2,242		$ 800	97.4%	95.3%	2.0%	7.5%	1.7%	14.0%	3.9%
Florida Region										
The Hamptons	668	7/7/2004	$ 1,029	96.1%	96.4%	8.1%	9.9%	5.8%	13.6%	
Vinings at Hampton Village	168	7/7/2004	$ 1,121	96.6%	96.8%	9.3%	10.6%	10.4%	10.8%	
Total Florida Region	836		$ 1,047	96.2%	96.4%	8.4%	10.0%	6.8%	13.0%	2.0%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,217	94.8%	93.5%	1.5%	1.5%	0.4%	2.8%	
Cornwall Park	75	7/17/1996	$ 1,567	94.8%	92.9%	-1.7%	1.2%	-1.1%	3.4%	
Lakeshore Villas	152	7/17/1996	$ 1,033	96.7%	91.9%	-2.9%	2.2%	1.6%	2.9%	
Patricia	100	7/7/1998	$ 1,399	98.0%	93.8%	2.4%	9.6%	-2.2%	23.2%	
Sherwood Consolidation	224	10/11/2002	$ 1,218	97.1%	96.5%	4.1%	4.0%	-0.4%	9.5%	
Sunset Gardens	217	7/17/1996	$ 903	98.2%	95.9%	-2.7%	2.6%	-2.5%	7.8%	
Total Hudson Valley Region	908		$ 1,160	96.7%	94.4%	0.4%	3.4%	-0.7%	8.0%	2.2%

OWNED COMMUNITY RESULTS

June YTD	# of Units	Date Acquired	YTD '07 Rent/Mo.	YTD '07 Occup.	Year Ago Occup.	YTD '07 versus YTD '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	YTD '07 % Co. NOI
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,197	94.2%	95.6%	1.8%	1.0%	0.0%	2.0%	
Cambridge Village	82	3/1/2002	$ 1,585	95.7%	95.6%	4.1%	3.8%	-2.1%	9.6%	
Coventry Village	94	7/31/1998	$ 1,376	94.5%	95.8%	1.5%	0.7%	6.9%	-6.0%	
Devonshire Hills	297	7/16/2001	$ 1,713	96.0%	95.3%	0.5%	-2.0%	-4.5%	-0.7%	
East Winds	96	11/1/2000	$ 1,170	93.3%	96.7%	2.9%	-1.8%	8.8%	-9.6%	
Hawthorne Court	434	4/4/2002	$ 1,361	94.0%	93.9%	-0.1%	0.4%	9.5%	-7.5%	
Heritage Square	80	4/4/2002	$ 1,578	96.1%	98.0%	4.6%	2.9%	10.2%	-2.8%	
Holiday Square	144	5/31/2002	$ 1,127	96.1%	95.6%	4.6%	4.8%	2.6%	6.3%	
Lake Grove Apartments	368	2/3/1997	$ 1,380	94.4%	94.6%	-0.6%	0.5%	7.1%	-3.5%	
Maple Tree	84	11/1/2000	$ 1,160	93.2%	94.9%	0.8%	-1.7%	12.3%	-13.2%	
Mid- Island Estates	232	7/1/1997	$ 1,294	94.8%	92.9%	3.8%	5.5%	5.8%	5.3%	
Rider Terrace	24	11/1/2000	$ 1,243	96.6%	95.1%	0.3%	-4.5%	7.8%	-14.0%	
Sayville Commons	342	7/15/2005	$ 1,451	97.3%	98.4%	5.6%	4.6%	6.2%	3.7%	
South Bay Manor	61	9/11/2000	$ 1,550	95.6%	91.0%	1.8%	5.6%	11.5%	0.8%	
Southern Meadows	452	6/29/2001	$ 1,338	93.8%	95.9%	-0.9%	-2.7%	10.8%	-11.7%	
Stratford Greens	359	3/1/2002	$ 1,398	95.5%	95.3%	-0.6%	1.2%	8.0%	-3.6%	
Terry Apartments	65	11/1/2000	$ 1,169	89.1%	98.5%	2.3%	-7.0%	13.4%	-23.3%	
Westwood Village Apts	242	3/1/2002	$ 2,196	96.7%	95.5%	2.6%	5.7%	10.9%	2.3%	
Woodmont Village Apts	96	3/1/2002	$ 1,300	94.0%	96.1%	2.2%	2.4%	2.5%	2.4%	
Yorkshire Village Apts	40	3/1/2002	$ 1,601	97.7%	96.9%	3.3%	3.7%	4.7%	2.8%	
Total Long Island Region	3,752		$ 1,434	95.1%	95.4%	1.4%	1.3%	6.7%	-2.5%	12.3%
Maine Region										
Liberty Commons	120	8/30/2006	$ 1,121	97.9%	98.5%	n/a	n/a	n/a	n/a	
Mill Co. Gardens	95	7/7/1998	$ 769	95.0%	94.9%	2.4%	1.7%	8.4%	-4.2%	
Redbank Village	500	7/7/1998	$ 818	95.0%	94.6%	2.4%	4.8%	20.1%	-4.1%	
Total Maine Region	715		$ 862	95.6%	94.7%	2.4%	4.4%	17.8%	-4.1%	1.5%
New Jersey Region										
Barrington Gardens	148	3/1/2005	$ 925	95.8%	97.2%	11.4%	12.2%	12.8%	11.8%	
Chatham Hill Apartments	308	1/30/2004	$ 1,616	92.9%	96.0%	3.5%	3.5%	27.6%	-5.7%	
East Hill Gardens	33	7/7/1998	$ 1,488	96.1%	99.5%	4.7%	2.4%	14.8%	-4.0%	
Hackensack Gardens	198	3/1/2005	$ 925	98.0%	98.7%	9.0%	10.0%	-5.6%	30.4%	
Jacob Ford Village	270	2/15/2007	$ 1,017	89.3%	n/a	n/a	n/a	n/a	n/a	
Lakeview	106	7/7/1998	$ 1,296	95.8%	98.0%	5.3%	3.5%	-1.1%	7.2%	
Northwood Apartments	134	1/30/2004	$ 1,240	93.5%	95.7%	5.6%	2.4%	13.5%	-8.6%	
Oak Manor	77	7/7/1998	$ 1,730	97.8%	98.6%	1.7%	5.4%	-3.1%	10.4%	
Pleasant View	1,142	7/7/1998	$ 1,111	94.4%	95.6%	6.5%	6.1%	-2.1%	13.1%	
Pleasure Bay	270	7/7/1998	$ 1,070	93.7%	94.4%	2.4%	9.5%	2.3%	16.5%	
Regency Club	372	9/24/2004	$ 1,117	95.5%	92.7%	1.8%	7.2%	5.9%	8.5%	
Royal Gardens Apartments	550	5/28/1997	$ 1,179	92.1%	95.9%	6.5%	3.6%	-5.2%	11.8%	
Wayne Village	275	7/7/1998	$ 1,321	95.2%	97.5%	4.7%	2.7%	5.1%	1.0%	
Windsor Realty	67	7/7/1998	$ 1,141	94.6%	94.8%	1.1%	5.7%	-3.1%	14.1%	
Total New Jersey Region	3,950		$ 1,186	94.4%	95.9%	5.2%	5.5%	2.4%	8.1%	10.6%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 837	95.3%	93.9%	1.3%	8.4%	-1.0%	21.0%	
Castle Club	158	3/15/2000	$ 928	93.8%	95.2%	0.5%	5.6%	2.4%	8.9%	
Chesterfield	247	9/23/1997	$ 908	94.0%	97.1%	1.7%	6.0%	5.2%	6.7%	
Curren Terrace	318	9/23/1997	$ 907	94.5%	94.1%	0.3%	9.0%	4.3%	13.9%	
Executive House	100	9/23/1997	$ 922	96.7%	91.9%	-2.8%	8.9%	-4.8%	25.7%	
Glen Brook	174	7/28/1999	$ 814	94.4%	93.6%	0.5%	10.1%	-19.6%	58.0%	
Glen Manor	174	9/23/1997	$ 779	97.3%	92.9%	2.4%	11.7%	1.7%	25.0%	
Golf Club	399	3/15/2000	$ 1,009	93.9%	93.7%	0.3%	6.8%	7.6%	6.2%	
Hill Brook Place	274	7/28/1999	$ 874	95.6%	95.0%	0.5%	7.7%	-1.5%	18.3%	
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,037	92.5%	92.3%	-0.7%	3.8%	0.2%	6.9%	
Home Properties of Devon	631	3/15/2000	$ 1,082	96.3%	93.0%	-0.1%	10.2%	0.2%	18.2%	
Home Properties of Newark	432	7/16/1999	$ 852	95.0%	95.4%	-0.3%	2.4%	11.2%	-4.0%	
New Orleans Park	442	7/28/1999	$ 842	94.3%	95.3%	4.1%	11.8%	1.4%	24.2%	
Racquet Club	466	7/7/1998	$ 1,010	95.5%	94.3%	-0.7%	7.7%	0.4%	13.5%	
Racquet Club South	103	5/27/1999	$ 866	94.5%	94.8%	-0.9%	7.7%	1.5%	14.2%	
Ridley Brook	244	7/28/1999	$ 882	96.3%	97.0%	1.8%	7.7%	3.6%	11.9%	
Sherry Lake	298	7/23/1998	$ 1,157	92.5%	93.9%	0.4%	4.1%	1.9%	5.4%	
The Brooke at Peachtree Village	146	8/15/2005	$ 1,045	98.9%	96.8%	4.4%	6.6%	3.9%	8.5%	
The Landings	384	11/25/1996	$ 955	96.3%	93.7%	-1.0%	6.0%	-2.2%	12.9%	
Trexler Park	250	3/15/2000	$ 1,037	90.0%	89.0%	-1.2%	-2.0%	-0.7%	-3.3%	
Trexler Park West	108	Under Construction	$ 1,215	87.1%	8.3%	n/a	n/a	n/a	n/a	
Valley View	177	9/23/1997	$ 829	86.2%	90.7%	0.0%	8.3%	9.8%	6.1%	
Village Square	128	9/23/1997	$ 929	93.6%	93.5%	2.8%	3.9%	-2.8%	11.0%	
William Henry	363	3/15/2000	$ 1,067	94.2%	92.6%	-3.4%	4.9%	12.2%	-0.4%	
Total Philadelphia Region	6,492		$ 957	94.5%	93.8%	0.2%	6.8%	2.0%	11.0%	15.2%

OWNED COMMUNITY RESULTS

June YTD

	# of Units	Date Acquired	YTD '07 Rent/Mo.	YTD '07 Occup.	Year Ago Occup.	YTD '07 versus YTD '06 % Growth Rental Rates	Total Revenue	Total Expense	Total NOI	YTD '07 % Co. NOI
Washington DC Region										
Braddock Lee	255	3/16/1998	$ 1,214	96.0%	95.9%	1.1%	7.1%	3.5%	9.6%	
Brittany Place	591	8/22/2002	$ 1,083	92.5%	94.7%	2.0%	-3.6%	-6.9%	-0.7%	
Cider Mill	864	9/27/2002	$ 1,060	94.0%	95.5%	1.3%	4.0%	-0.8%	7.4%	
Cinnamon Run	511	12/28/2005	$ 1,130	96.2%	94.9%	1.9%	3.1%	-2.5%	5.5%	
East Meadow	150	8/1/2000	$ 1,304	95.5%	96.3%	5.1%	8.3%	-6.3%	18.7%	
Elmwood Terrace	504	6/30/2000	$ 868	93.0%	91.9%	3.4%	3.9%	1.8%	5.9%	
Falkland Chase	450	9/10/2003	$ 1,271	94.3%	95.0%	6.0%	4.7%	3.7%	5.2%	
Mount Vernon Square	1,387	12/27/2006	$ 1,118	94.5%	n/a	n/a	n/a	n/a	n/a	
Orleans Village	851	11/16/2000	$ 1,272	91.8%	95.6%	2.9%	2.8%	0.8%	4.2%	
Park Shirlington	294	3/16/1998	$ 1,186	95.8%	95.3%	0.5%	5.9%	-2.6%	12.5%	
Peppertree Farm	881	12/28/2005	$ 1,092	90.5%	87.4%	0.1%	6.5%	0.9%	10.6%	
Seminary Hill	296	7/1/1999	$ 1,189	93.3%	95.0%	0.8%	4.4%	-3.6%	12.7%	
Seminary Towers	540	7/1/1999	$ 1,234	94.1%	94.7%	2.5%	6.6%	4.5%	8.2%	
Tamarron Apartments	132	7/16/1999	$ 1,384	95.0%	95.4%	6.7%	6.6%	12.7%	3.8%	
The Apts at Wellington Trace	240	3/2/2004	$ 1,241	93.3%	98.2%	5.2%	-2.1%	9.2%	-6.7%	
The Manor - MD	435	8/31/2001	$ 1,115	93.3%	93.8%	-0.5%	2.7%	7.0%	-0.1%	
The Manor - VA	198	2/19/1999	$ 978	92.9%	95.6%	-0.5%	0.9%	4.2%	-1.6%	
The Sycamores	185	12/16/2002	$ 1,344	96.5%	97.3%	7.1%	8.0%	4.2%	9.9%	
Virginia Village	344	5/31/2001	$ 1,212	95.2%	96.0%	0.6%	6.1%	-1.3%	12.7%	
West Springfield	244	11/18/2002	$ 1,369	97.0%	95.5%	4.2%	4.4%	0.9%	6.0%	
Woodleaf Apartments	228	3/19/2004	$ 1,083	95.4%	94.4%	5.5%	6.6%	14.4%	2.6%	
Total Washington DC Region	9,580		$ 1,150	93.8%	94.4%	2.3%	4.0%	1.0%	6.1%	28.2%
TOTAL OWNED PORTFOLIO	**38,209**		**$ 1,093**	**94.6%**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**100.0%**
TOTAL CORE PORTFOLIO	**33,685**		**$ 1,091**	**94.7%**	**94.9%**	**2.5%**	**4.9%**	**2.9%**	**6.4%**	

Physical Occupancy Comparison By Region - Core Properties

Sequential Comparison
Second Quarter 2007 vs. First Quarter 2007

Region	% Units	2Q '07	1Q '07	Variance
New Jersey, Long Island, Hudson Valley	24.8%	94.9%	94.9%	0.0%
Washington	24.3%	94.6%	93.0%	1.6%
Philadelphia	19.0%	94.4%	94.3%	0.1%
Baltimore	17.3%	94.7%	94.5%	0.2%
Chicago	6.7%	97.4%	97.3%	0.1%
Boston	3.7%	95.0%	93.9%	1.1%
Florida	2.5%	96.9%	95.6%	1.3%
Other	1.7%	96.5%	94.7%	1.8%
Total Core	100.0%	95.0%	94.4%	0.6%

Year over Year Comparison
Second Quarter 2007 vs. Second Quarter 2006

Region	% Units	2Q '07	2Q '06	Variance
New Jersey, Long Island, Hudson Valley	24.8%	94.9%	95.7%	-0.8%
Washington	24.3%	94.6%	94.5%	0.1%
Philadelphia	19.0%	94.4%	94.1%	0.3%
Baltimore	17.3%	94.7%	95.0%	-0.3%
Chicago	6.7%	97.4%	95.3%	2.1%
Boston	3.7%	95.0%	96.8%	-1.8%
Florida	2.5%	96.9%	95.8%	1.1%
Other	1.7%	96.5%	95.2%	1.3%
Total Core	100.0%	95.0%	95.0%	0.0%

June vs. Quarter Comparison

Region	% Units	Jun '07	2Q '07	Variance
New Jersey, Long Island, Hudson Valley	24.8%	95.2%	94.9%	0.3%
Washington	24.3%	95.0%	94.6%	0.4%
Philadelphia	19.0%	94.4%	94.4%	0.0%
Baltimore	17.3%	94.0%	94.7%	-0.7%
Chicago	6.7%	96.6%	97.4%	-0.8%
Boston	3.7%	97.0%	95.0%	2.0%
Florida	2.5%	96.7%	96.9%	-0.2%
Other	1.7%	97.0%	96.5%	0.5%
Total Core	100.0%	95.0%	95.0%	0.0%

Net Operating Results - Core Properties

Sequential Results
Second Quarter 2007 vs. First Quarter 2007

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.8%	0.8%	-12.9%	11.8%
Washington	24.3%	-0.7%	-6.4%	2.7%
Philadelphia	19.0%	-1.1%	-12.3%	7.9%
Baltimore	17.3%	0.1%	-6.3%	3.5%
Chicago	6.7%	0.5%	0.1%	0.9%
Boston	3.7%	3.3%	-10.7%	13.2%
Florida	2.5%	1.9%	2.5%	1.4%
Other	1.7%	4.3%	-5.8%	11.3%
Total Core	100.0%	0.1%	-9.1%	6.6%

Year Over Year Results
Second Quarter 2007 vs. Second Quarter 2006

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	24.8%	2.7%	9.5%	-1.5%
Washington	24.3%	2.7%	4.3%	1.7%
Philadelphia	19.0%	4.9%	6.4%	3.9%
Baltimore	17.3%	6.1%	10.5%	3.7%
Chicago	6.7%	7.1%	4.5%	9.9%
Boston	3.7%	1.4%	0.5%	2.0%
Florida	2.5%	10.0%	16.9%	4.4%
Other	1.7%	5.5%	21.8%	-3.6%
Total Core	100.0%	4.0%	7.4%	1.8%

Resident Statistics

Top Six Reasons for Moveouts - Owned Communities

	2Q '07	1Q '07	4Q '06	3Q '06	2Q '06	1Q '06	Year '06	Year '05	Year '04
Home purchase	**16.60%**	**16.70%**	18.60%	19.10%	18.70%	17.60%	18.50%	19.40%	19.50%
Employment related	**15.70%**	**15.20%**	14.60%	15.70%	15.70%	16.40%	15.60%	15.60%	15.50%
Location convenience/ apartment size	**13.90%**	**13.80%**	12.70%	13.60%	11.70%	11.50%	12.40%	12.80%	12.30%
Eviction/skip	**12.70%**	**16.70%**	17.00%	12.60%	12.30%	14.70%	14.20%	13.10%	12.30%
Domestic Situation	**10.30%**	**7.90%**	8.20%	10.60%	9.50%	7.10%	8.85%	8.10%	8.00%
Rent Level	**8.60%**	**8.60%**	8.40%	7.20%	8.70%	9.10%	8.40%	9.20%	9.60%

Traffic - Core

	Traffic 2Q '07 vs. 2Q '06	Traffic Year '07 To Year '06	Signed Leases 2Q '07 vs. 2Q '06	Signed Leases Year '07 To Year '06
Region				
Baltimore	21%	14%	13%	10%
Boston	31%	23%	38%	33%
Chicago	-6%	-7%	-14%	-12%
Florida	-11%	-1%	29%	34%
Hudson Valley	4%	3%	-20%	-18%
Long Island	-17%	-8%	-11%	-2%
Maine	-3%	3%	13%	3%
New Jersey	18%	14%	11%	18%
Philadelphia	3%	1%	-5%	-4%
Washington	-10%	-3%	2%	5%
Total Core	1%	2%	2%	4%

Turnover - Core

	2Q '07	2Q '06	Year '07	Year '06
Baltimore	11%	12%	20%	20%
Boston	10%	11%	20%	17%
Chicago	11%	14%	19%	24%
Florida	10%	11%	22%	23%
Hudson Valley	13%	11%	20%	21%
Long Island	10%	9%	18%	18%
Maine	12%	12%	23%	23%
New Jersey	12%	10%	21%	17%
Philadelphia	13%	14%	22%	23%
Washington	10%	11%	18%	20%
Total Core	11%	12%	20%	20%

Bad Debt as % of Rent - Core

2Q '07	2Q '06	Year '07	Year '06
0.74%	0.65%	0.81%	0.65%

Net Operating Income Detail - Core Properties
($ in thousands, except per unit data)

	2Q '07 Actual	2Q '06 Actual	Qtr Variance	% Variance	Year '07 Actual	Year '06 Actual	Year Variance	% Variance
Rent	$ 104,305	$ 102,127	$ 2,178	2.1%	$ 207,263	$ 202,817	$ 4,446	2.2%
Utility recovery	4,290	1,965	2,325	118.3%	9,824	3,786	6,038	159.5%
Rent including recoveries	108,595	104,092	4,503	4.3%	217,087	206,603	10,484	5.1%
Other income	4,492	4,683	(191)	-4.1%	8,947	8,923	24	0.3%
Total income	113,087	108,775	4,312	4.0%	226,034	215,526	10,508	4.9%
Operating & maintenance	(45,791)	(42,642)	(3,149)	-7.4%	(95,756)	(93,029)	(2,727)	-2.9%
Net Core NOI	$ 67,296	$ 66,133	$ 1,163	1.8%	$ 130,278	$ 122,497	$ 7,781	6.4%
Physical Occupancy %	95.0%	95.0%	0.0%		94.7%	94.9%	-0.2%	
Weighted Avg Rent	$ 1,094	$ 1,070	$ 24	2.2%	$ 1,091	$ 1,064	$ 27	2.5%

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '07 Actual	2Q '06 Actual	Qtr Variance	% Variance	Year '07 Actual	Year '06 Actual	Year Variance	% Variance
Electricity	$ 1,745	$ 1,609	$ (136)	-8.5%	$ 3,525	$ 3,364	$ (161)	-4.8%
Gas	3,256	3,033	(223)	-7.4%	12,810	12,936	126	1.0%
Water & sewer	2,798	3,010	212	7.0%	5,917	5,893	(24)	-0.4%
Repairs & maintenance	7,636	7,166	(470)	-6.6%	12,622	12,659	37	0.3%
Personnel expense	9,700	8,913	(787)	-8.8%	20,033	18,313	(1,720)	-9.4%
Site level incentive compensation	634	644	10	1.6%	1,153	1,213	60	4.9%
Advertising	1,076	1,018	(58)	-5.7%	2,154	2,109	(45)	-2.1%
Legal & professional	353	321	(32)	-10.0%	744	777	33	4.2%
Office & telephone	1,320	1,331	11	0.8%	2,809	2,839	30	1.1%
Property insurance	2,474	1,582	(892)	-56.4%	4,209	3,668	(541)	-14.7%
Real estate taxes	10,615	9,886	(729)	-7.4%	21,028	20,367	(661)	-3.2%
Snow	88	11	(77)	-700.0%	673	477	(196)	-41.1%
Trash	724	677	(47)	-6.9%	1,400	1,353	(47)	-3.5%
Property management G & A	3,372	3,441	69	2.0%	6,679	7,061	382	5.4%
Total Core	$ 45,791	$ 42,642	$ (3,149)	-7.4%	$ 95,756	$ 93,029	$ (2,727)	-2.9%

Discontinued Operations

($ in thousands)

The operating results of discontinued operations are summarized as follows for the quarter and six months
ended June 30, 2007 and 2006:

	2Q '07	2Q '06	YTD '07	YTD '06
Revenues:				
Rental income	$ 49	$ 19,411	$ 88	$ 39,383
Property other income	3	1,769	44	3,663
Total revenues	52	21,180	132	43,046
Operating and maintenance	(198)	11,270	(221)	23,823
Interest expense	-	5,531	-	8,108
Depreciation and amortization	-	2,365	-	4,745
Total expenses	(198)	19,166	(221)	36,676
Income from discontinued operations				
before minority interest	250	2,014	353	6,370
Minority interest in operating partnership	(72)	(625)	(102)	(2,140)
Income from discontinued operations	$ 178	$ 1,389	$ 251	$ 4,230

Summary Of Recent Acquisitions
($ in millions, except per unit data)

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price	Wgtd. Avg. Price Per Unit
2007 Acquisitions							
The Townhomes of Beverly	Boston	MA	2/15/2007	204	5.8%	$36.4	$178,598
Jacob Ford Village	New Jersey	NJ	2/15/2007	270	5.5%	$26.7	$98,811
Fox Hall Apartments	Baltimore	MD	3/28/2007	720	5.7%	$62.2	$86,436
Westwoods	Boston	MA	4/30/2007	35	6.6%	$4.0	$114,143
Total YTD				**1,229**	**5.7%**	**$129.3**	**$105,242**

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price	Wgtd. Avg. Price Per Unit
2006 Acquisitions							
Highland House	Boston	MA	5/31/2006	172	6.3%	$17.9	$104,006
Liberty Place	Boston	MA	6/6/2006	107	6.6%	$14.9	$139,178
The Heights at Marlborough	Boston	MA	9/7/2006	348	6.0%	$48.9	$140,557
The Meadows at Marlborough	Boston	MA	9/7/2006	264	6.4%	$34.2	$129,402
Heritage Woods	Baltimore	MD	10/4/2006	164	7.2%	$14.0	$85,622
Topfield Apartments	Baltimore	MD	10/4/2006	156	6.7%	$18.4	$117,891
The Coves at Chesapeake	Baltimore	MD	11/20/2006	469	5.7%	$67.0	$142,949
Mount Vernon Square	NoVA/DC	VA	12/27/2006	1,387	7.4%	$144.8	$104,375
Total YTD				**3,067**	**6.7%**	**$360.1**	**$117,411**

Total 2007 and 2006 Acquisitions				**4,296**	**6.4%**	**$489.4**	**$113,930**

(1) CAP rate based on projected NOI at the time of acquisition after an allowance for a 3% management fee but before
capital expenditures

Summary Of Recent Sales

($ in millions, except per unit data)

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2007 Sales							
No sales have taken place during the first half of 2007							
<u>Sold after the second quarter close</u>							
Brittany Place	NoVA/DC	MD	7/12/2007	591	5.7%	$74.1	$125,381
			Total YTD	**591**	**5.7%**	**$74.1**	**$125,381**

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price	Wgtd. Avg. Price Per Unit
2006 Sales							
Fairmount & Kensington	New Jersey	NJ	4/5/2006	92	4.0%	$9.2	$99,478
Detroit Portfolio (19 properties)	Detroit	MI	6/29/2006	5,046	8.3%	$228.8	$45,334
Upstate Portfolio (18 properties)	Upstate NY	NY	12/6/2006	4,567	7.2%	$257.4	$56,364
			Total YTD	**9,705**	**7.6%**	**$495.3**	**$51,038**
		Total 2007 and 2006 Sales		**10,296**	**7.4%**	**$569.4**	**$55,305**

(1) CAP rate based on projected NOI at the time of sale after an allowance for a 3% management fee but before
     capital expenditures

Breakdown Of Owned Units By Market

Market	State	Net Acquired/ Developed in 2006	As of 12/31/2006	12/31/2006 % of Units	Net Acquired/ Developed in 2007	As of 6/30/2007	Current % of Units
Suburban Washington	**DC**	1,387	9,579	25.92%	1	9,580	25.07%
Suburban New York City	**NY/NJ**	-92	8,340	22.57%	270	8,610	22.53%
Baltimore	**MD**	790	6,632	17.95%	720	7,352	19.24%
Philadelphia	**PA**	87	6,467	17.50%	25	6,492	16.99%
Chicago	**IL**	0	2,242	6.07%	0	2,242	5.87%
Boston	**MA**	891	2,143	5.80%	239	2,382	6.23%
Florida	**FL**	0	836	2.26%	0	836	2.19%
Portland	**ME**	72	715	1.93%	0	715	1.87%
Detroit	**MI**	-5,046	0	0.00%	0	0	0.00%
Upstate New York	**NY**	-4,567	0	0.00%	0	0	0.00%
Total		**-6,478**	**36,954**	**100.0%**	**1,255**	**38,209**	**100.0%**

Debt Summary Schedule

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
FIXED RATE SECURED						
Southern Meadows	(1)	KeyBank RE Cap	7.250	$ 18,474,146	07/11/07	0.03
Royal Gardens Apts. - 1st		M&T Realty - Freddie Mac	4.900	30,052,652	11/01/07	0.34
Royal Gardens Apts. - 2nd		M&T Realty - Freddie Mac	4.550	1,413,349	11/01/07	0.34
Fenland Field		Prudential-Fannie Mae	5.050	11,762,305	12/01/07	0.42
Home Properties of Newark		Prudential-Fannie Mae	4.840	16,102,742	12/01/07	0.42
Village Square 1, 2 & 3		Prudential-Fannie Mae	5.050	20,503,994	12/01/07	0.42
Cypress Place		Reilly - Fannie Mae	7.130	5,928,572	01/01/08	0.51
The Landings - 2nd		CharterMac-Fannie Mae	6.740	3,532,493	01/01/08	0.51
The Landings -1st		CharterMac-Fannie Mae	6.930	8,832,431	01/01/08	0.51
Virginia Village		Wachovia - Svcr	6.910	8,676,679	01/01/08	0.51
Cambridge Village - 1st	(1)	North Fork Bank	5.960	2,479,468	03/01/08	0.67
Cambridge Village - 2nd		North Fork Bank	5.250	536,451	03/01/08	0.67
Yorkshire Village	(1)	North Fork Bank	5.810	1,418,353	03/01/08	0.67
Racquet Club South		NorthMarq - Freddie	6.980	2,760,579	07/01/08	1.01
Westwood Village - 1st	(1)	M and T Bank	5.940	14,943,408	10/31/08	1.34
Stone Ends		Prudential-Fannie Mae	4.530	22,592,782	11/01/08	1.34
Westwood Village - 2nd	(1)	M and T Bank	5.940	837,106	11/01/08	1.34
Westwood Village - 3rd		M and T Bank	5.550	17,295,476	11/01/08	1.34
Golf Club Apartments		ARCS - Fannie	6.585	15,204,522	12/01/08	1.42
Devonshire - 2nd		Wachovia - Fannie Mae	6.720	4,590,642	01/01/09	1.51
Heritage Square		CharterMac-Fannie	5.150	6,232,920	07/01/09	2.01
Blackhawk		M&T Realty - Freddie Mac	5.060	13,142,028	12/01/09	2.42
William Henry		NorthMarq - Freddie	5.310	22,343,624	12/01/09	2.42
Braddock Lee		Prudential-Fannie Mae	4.575	21,043,817	01/01/10	2.51
Elmwood Terrace		CharterMac-Fannie Mae	5.300	20,860,356	01/01/10	2.51
Glen Manor		Prudential-Fannie Mae	5.065	5,741,530	01/01/10	2.51
Hill Brook Apts		M&T Realty - Freddie Mac	5.210	11,082,458	01/01/10	2.51
Lakeview		Prudential-Fannie Mae	4.575	8,562,524	01/01/10	2.51
Pleasure Bay		Prudential-Fannie Mae	4.575	14,885,751	01/01/10	2.51
Ridley Brook		Prudential-Fannie Mae	4.865	9,568,200	01/01/10	2.51
Sherry Lake		GMAC - Freddie Mac	5.180	19,270,885	01/01/10	2.51
Windsor Realty		Prudential-Fannie Mae	4.575	4,609,186	01/01/10	2.51
Bayview/Colonial		M&T Realty - Freddie Mac	4.950	11,392,185	03/01/10	2.67
East Winds Apartments		M&T Realty - Freddie Mac	4.990	6,470,047	03/01/10	2.67
Multi-Property		M&T Realty - Freddie Mac	7.575	45,400,000	05/01/10	2.84
Cider Mill - 1st	(1)	Deutsche Bank - Freddie	4.720	42,329,092	10/01/10	3.26
Cider Mill - 2nd		Deutsche Bank - Freddie	5.180	17,966,638	10/01/10	3.26
Home Properties of Devon		Prudential-Fannie Mae	7.500	28,892,000	10/01/10	3.26
The Heights at Marlborough	(1)	Deutsche Bank - Freddie	5.420	23,158,170	10/01/10	3.26
Trexler Park		Prudential-Fannie Mae	7.500	10,140,000	10/01/10	3.26
Multi-Property		Prudential-Fannie Mae	7.250	32,978,000	01/01/11	3.51
Multi-Property		Prudential-Fannie Mae	6.360	8,141,000	01/01/11	3.51
Multi-Property		Prudential-Fannie Mae	6.160	58,881,000	01/01/11	3.51
Orleans Village - 1st		Prudential-Fannie Mae	6.815	43,745,000	01/01/11	3.51
Orleans Village - 2nd		Prudential-Fannie Mae	5.360	22,248,000	01/01/11	3.51
New Orleans/Arbor Crossing		Prudential-Fannie Mae	4.860	19,008,454	03/01/11	3.67
Racquet Club East - 1st		Prudential-Fannie Mae	6.875	21,129,474	04/01/11	3.76
Racquet Club East - 2nd		Prudential-Fannie Mae	5.490	10,312,191	04/01/11	3.76
Timbercroft Townhomes 1 - 1st		GMAC - HUD	8.500	432,803	05/01/11	3.84
The Meadows at Marlborough	(1)	Prudential - Fannie Mae	5.500	21,286,507	08/01/11	4.09
Lake Grove - 1st		Prudential-Fannie Mae	6.540	25,709,516	12/01/11	4.42
Lake Grove - 2nd		Prudential-Fannie Mae	5.510	11,057,772	12/01/11	4.42
Mount Vernon Square	(1)	KeyBank RE Cap-Fannie	5.490	89,095,269	01/01/12	4.51
Multi-Property Notes Pay		Seller Financing	4.000	415,831	02/01/12	4.59
Timbercroft III - 1st		GMAC - HUD	8.000	637,254	02/01/12	4.59
Castle Club Apartments		NorthMarq - Freddie	7.080	6,582,070	05/01/12	4.84
Gateway Village		Prudential-Fannie Mae	6.885	6,816,309	05/01/12	4.84
The Colonies		Prudential-Fannie Mae	7.110	20,106,920	06/01/12	4.93
Carriage Hill - NY		M&T Realty - Freddie Mac	6.850	5,645,834	07/01/12	5.01
Cornwall Park		M&T Realty - Freddie Mac	6.830	5,456,467	07/01/12	5.01
Lakeshore Villas		M&T Realty - Freddie Mac	6.850	4,878,942	07/01/12	5.01
Patricia Apts		M&T Realty - Freddie Mac	6.830	5,174,236	07/01/12	5.01
Sunset Gardens - 1st		M&T Realty - Freddie Mac	6.830	5,738,698	07/01/12	5.01
Sunset Gardens - 2nd		M&T Realty - Freddie Mac	5.520	2,757,672	07/01/12	5.01
Woodholme Manor		Prudential-Fannie Mae	7.165	3,669,261	07/01/12	5.01
Regency Club - 1st	(1)	CharterMac-Fannie Mae	4.840	18,161,803	10/01/12	5.26
Regency Club - 2nd		CharterMac-Fannie Mae	4.950	7,679,878	10/01/12	5.26
Liberty Place	(1)	CW Capital- Fannie	5.710	6,400,610	11/01/12	5.35
Hackensack Gardens - 1st		Wash Mutual-Fannie Mae	5.260	4,692,109	03/01/13	5.67
Hackensack Gardens - 2nd		Wash Mutual-Fannie Mae	5.440	4,521,105	03/01/13	5.67
Topfield Apartments		M&T Realty-Fannie Mae	5.300	6,298,810	04/01/13	5.76
Canterbury Apartments		M&T Realty-Fannie Mae	5.020	28,799,445	05/01/13	5.84
Morningside		JPMorganChase	6.990	16,737,250	05/01/13	5.84
Multi-Property		Prudential - Fannie Mae	6.475	100,000,000	08/31/13	6.18
Heritage Woods Apts	(1)	MMA Realty - Fannie	5.290	5,091,791	09/01/13	6.18
Falkland Chase		CharterMac-Fannie Mae	5.480	13,906,333	04/01/14	6.76
Wellington Trace		M&T Realty - Freddie Mac	5.520	25,412,863	04/01/14	6.76
Hawthorne Court		CharterMac-Fannie Mae	5.270	36,893,600	7/1/2014	7.01
Curren Terrace		M&T Realty - Freddie Mac	5.360	14,414,119	10/01/14	7.26
Stratford Greens		North Fork Bank	5.750	32,846,628	07/01/15	8.01
Sayville Commons		M&T Realty - Freddie Mac	5.000	42,395,622	08/01/15	8.09

Debt Summary Schedule

PROPERTY		LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
Northwood Apartments		M&T Realty - Freddie Mac	5.500	10,675,000	12/01/15	8.43
Cinnamon Run		M&T Realty - Freddie Mac	5.250	52,300,000	01/01/16	8.51
Peppertree Farm		M&T Realty - Freddie Mac	5.250	80,500,000	01/01/16	8.51
The Hamptons/Vinings at Hamptons		Prudential-Fannie Mae	5.565	53,823,847	2/1/2016	8.60
Devonshire - 1st		Wachovia - Fannie Mae	5.600	39,349,184	04/01/16	8.76
Mid-Island		Prudential-Fannie Mae	5.480	19,913,000	04/01/16	8.76
Owings Run 1 & 2		Prudential-Fannie Mae	5.590	43,081,000	04/01/16	8.76
Country Village		CharterMac-Fannie Mae	5.520	19,748,341	06/01/16	8.93
Fox Hall Apartments		Columbia Nat'l - Freddie	5.610	47,000,000	06/01/17	9.93
Seminary Towers Apartments		Prudential-Fannie Mae	5.485	53,515,000	07/01/18	11.01
Mill Towne Village		Prudential-Fannie Mae	5.990	24,239,000	09/01/17	10.18
Chatham Hill		M&T Realty - Freddie Mac	5.590	45,000,000	01/01/18	10.52
Bonnie Ridge - 1st		Prudential	6.600	14,507,267	12/15/18	11.47
Bonnie Ridge - 2nd		Prudential	6.160	18,927,369	12/15/18	11.47
Timbercroft III - 2nd		M & T Realty - HUD	8.375	2,736,777	06/01/19	11.93
Timbercroft Townhomes 1 - 2nd		M & T Realty - HUD	8.375	1,858,063	06/01/19	11.93
Shakespeare Park		Reilly Mortgage - HUD	7.500	2,241,547	01/01/24	16.52
Bari Manor	(1)	Wachovia (Servicer)	4.440	2,704,359	10/11/28	21.30
Hudson View Estates	(1)	Wachovia (Servicer)	4.500	2,098,230	10/11/28	21.30
Sherwood Townhouses	(1)	Wachovia (Servicer)	4.290	654,539	10/11/28	21.30
Sparta Green	(1)	Wachovia (Servicer)	4.440	1,709,793	10/11/28	21.30
Highland House	(1)	Arbor Comml - Fannie	6.320	6,473,720	01/01/29	21.52
Westwoods	(1)	Capstone Realty - HUD	6.570	3,732,636	06/01/34	26.94
Briggs-Wedgewood	(2)	Berkshire Mtg - HUD	6.000	16,645,335	11/01/34	27.36
The Village At Marshfield	(1)	Capstone Realty - HUD	5.950	23,972,922	01/01/42	34.53
WTD AVG - FIXED SECURED			**5.765**	1,934,592,934		**6.19**
VARIABLE RATE SECURED						
Barrington Gardens 30L+165		Wachovia Bank	6.970	4,080,000	3/15/2008	0.71
Falkland Chase BMA Index + 1.10 Adjusts Weekly		MontCtyHOC-Fannie Mae	4.618	24,695,000	10/01/30	23.27
WTD AVG - VARIABLE SECURED			**4.951**	28,775,000		**20.07**
WTD AVG - TOTAL SECURED DEBT			**5.753**	1,963,367,934		**6.39**
FIXED RATE UNSECURED						
Exchangeable Senior Notes			4.125	200,000,000	11/01/26	19.35
VARIABLE RATE UNSECURED - LINE OF CREDIT						
Unsecured Line of Credit Adjusts Daily 30 LIBOR + 75		M and T Bank et. al.	6.070	39,000,000	09/01/08	1.18
TOTAL COMBINED DEBT			**5.611**	**$ 2,202,367,934**		**7.48**
% OF PORTFOLIO - FIXED				**96.9%**		

WTG AVG - TOTAL SECURED DEBT	**5.753**	**6.39**
WTD AVG - TOTAL PORTFOLIO	**5.611**	**7.48**

(1) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.
(2) Affordable general partner minority interest property consolidated pursuant to FIN 46R.

UNENCUMBERED PROPERTIES

Beechwood Gardens	160	Rider Terrace	24
Brittany Place	591	Ridgeview Chase	204
Courtyards Village	224	Sherwood House	6
Coventry Village	94	Terry Apartments	65
East Hill Gardens	33	The Brooke at Peachtree	146
Executive House	100	The Colony	783
Gardencrest	696	The Coves at Chesapeake	469
Glen Brook	174	The Sycamores	185
Holiday Square	144	The Townhomes of Beverly	204
Jacob Ford Village	270	Trexler Park West	108
Liberty Commons	120	Wayne Village Apartments	275
Maple Tree	84	Woodleaf Apartments	228
Total Unencumbered Properties:	**24**	**Total Units:**	**5,387**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	% OF TOTAL
2007	$ 98,309,187	5.38	**5.08%**
2008	105,038,320	5.95	**5.43%**
2009	46,309,214	5.36	**2.39%**
2010	301,372,838	5.68	**15.58%**
2011	274,929,715	6.24	**14.21%**
2012	189,217,055	5.92	**9.78%**
2013	166,140,511	6.13	**8.59%**
2014	90,626,915	5.39	**4.68%**
2015	85,917,250	5.35	**4.44%**
2016	308,715,372	5.43	**15.96%**
2017 - 2042	268,016,557	5.83	**13.85%**
TOTAL	$ 1,934,592,934	5.76	**100.00%**

NAV calculation as of June 30, 2007

($ in thousands, except per share)

The calculation below is attempting to arrive at a cap rate that realistically reflects the value of each property on a stand alone basis. The cap rate is further adjusted for debt costs as more fully explained in footnote 1 below. The published NAV does not consider M & A activity, privatization premiums or any other issues in the marketplace which might reduce the Company's overall cap rate, resulting in an increased NAV.

Nominal Cap Rate (after 3% G & A, before capital expenditures) [1]	**5.95%**
2nd QTR 2007	
Rent	119,884
Property other income	9,796
Operating & maintenance exp. (incl property mgt. G&A allocation)	(52,668)
Property NOI	77,012
Adjustment for 2nd QTR acquisitions	21
Effective 2nd QTR "run rate"	77,033
Annualized (for 2nd qtr seasonality) **25.4%**	302,802
NOI growth for next 12 months @ **4.0%**	12,112
Adjusted NOI	314,914
Real estate value using above cap rate	5,292,670
Balance sheet	
Cash	5,350
Construction in progress at book value	51,950
Other assets	73,625
Less:	
Deferred charges	(13,003)
Intangible	(471)
Gross value	5,410,121
Less liabilities & perpetual preferred stock	(2,279,773)
Net Asset Value	**$ 3,130,348**
Per share/unit - fully diluted, outstanding at end of qtr	$ 66.76
46,890.6 shares (000's)	

Adjustment for Acquisitions

Property	Units	Region		Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter		Adj
Westwoods	35	Boston	$	3,995	4/30/2007	6.6%	66	29		21
									$	21

Reconciliation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	119,884	9,796	(52,668)
Add back properties classified as discontinued operations			
still wholly owned at June 30, 2007	-	-	-
Proper run rate before acquisitions	119,884	9,796	(52,668)

[1] The cap rate represents current market conditions. Each property in the portfolio is assigned a cap rate, and the weighted average result is 5.70%. In addition, due to the secured nature of the assets, certain above market debt, and cost to prepay, an additional 25 basis points are added to arrive at above cap rate.

Recurring Capital Expenditure Summary

Effective January 1, 2007, the Company has updated its estimate of the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment. The Company now estimates that the proper amount is $760 per apartment unit compared to $525 which had been used since 2001. This new amount better reflects current actual costs and the effects of inflation since the last update.

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost Per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost Per Unit Per Year[3]	Total Cost Per Unit Per Year
Appliances	$ 1,368	10	$ 137	$ 5	$ 142
Blinds/shades	135	3	45	6	51
Carpets/cleaning	840	4	210	97	307
Computers, equipment, misc.[4]	120	5	24	29	53
Contract repairs	-	-	-	102	102
Exterior painting [5]	84	3	28	1	29
Flooring	250	7	36	-	36
Furnace/air (HVAC)	765	24	32	43	75
Hot water heater	260	7	37	-	37
Interior painting	-		-	138	138
Kitchen/bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	24	33	-	33
Parking lot	540	15	36	-	36
Pool/exercise facility	105	16	7	23	30
Windows	1,505	28	54	-	54
Miscellaneous [6]	555	15	37	40	77
Total	$ 8,427		$ 760	$ 590	$ 1,350

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $760 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same- store expense detail schedule.

[4] Includes computers, office equipment/ furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Capital Expenditure Summary

The Company estimates that during the three and six months ended June 30, 2007 approximately $190 and $380 per unit, respectively, was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three months ended June 30, 2007
(\$ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New buildings	$ -	$ -	$ 712	$ 19	$ 712	$ 19
Major building improvements	1,046	28	4,242	112	5,288	140
Roof replacements	397	10	1,056	28	1,453	38
Site improvements	408	11	1,421	37	1,829	48
Apartment upgrades	1,248	33	3,530	93	4,778	126
Appliances	897	24	-	-	897	24
Carpeting/flooring	2,335	61	393	10	2,728	71
HVAC/mechanicals	655	17	2,216	58	2,871	75
Miscellaneous	228	6	651	17	879	23
Totals	$ 7,214	$ 190	$ 14,221	$ 374	$ 21,435	$ 564

(a) Calculated using the weighted average number of units owned, including 33,685 core units, 2006 acquisition units of 3,067, and 2007 acquisition units of 1,218 for the three months ended June 30, 2007 and 33,685 core units and 2006 acquisition units of 89 for the three months ended June 30, 2006.

For the six months ended June 30, 2007
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit(a)	Non-Recurring Cap Ex	Per Unit(a)	Total Capital Improvements	Per Unit(a)
New Buildings	$ -	$ -	$ 1,122	$ 30	$ 1,122	$ 30
Major building improvements	2,231	60	5,649	151	7,880	211
Roof replacements	619	17	1,057	28	1,676	45
Site improvements	806	21	2,063	55	2,869	76
Apartment upgrades	2,461	66	6,025	161	8,486	226
Appliances	1,775	47	2	-	1,777	48
Carpeting/Flooring	4,611	123	402	11	5,013	134
HVAC/Mechanicals	1,293	34	3,579	95	4,872	129
Miscellaneous	450	12	1,357	36	1,807	48
Totals	$ 14,246	$ 380	$ 21,256	$ 567	$ 35,502	$ 947

(a) Calculated using the weighted average number of units owned, including 33,685 core units, 2006 acquisition units of 3,067, and 2007 acquisition units of 739 for the six months ended June 30, 2007 and 33,685 core units and 2006 acquisition units of 45 for the six months ended June 30, 2006.

Capital Expenditure Summary

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2007
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 6,400	$ 190	$ 12,484	$ 371	$ 18,884	$ 561
2007 Acquisition Communities	231	190	19	16	250	205
2006 Acquisition Communities	583	190	1,718	560	2,301	750
Sub-total	7,214	190	14,221	374	21,435	564
2007 Disposed Communities	-	-	-	-	-	-
2006 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	677	-
	$ 7,214	$ 190	$ 14,221	$ 374	$ 22,112	$ 564

For the six months ended June 30, 2007
(in thousands, except per unit data)

	Recurring Cap Ex	Per Unit	Non-Recurring Cap Ex	Per Unit	Total Capital Improvements	Per Unit
Core Communities	$ 12,800	$ 380	$ 18,922	$ 562	$ 31,722	$ 942
2007 Acquisition Communities	281	380	1	1	282	382
2006 Acquisition Communities	1,165	380	2,333	761	3,498	1,141
Sub-total	14,246	380	21,256	567	35,502	947
2007 Disposed Communities	-	-	-	-	-	-
2006 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures (1)	-	-	-	-	1,712	-
	$ 14,246	$ 380	$ 21,256	$ 567	$ 37,214	$ 947

(1) - No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software and office furniture and fixtures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2007	Quarter 6/30/2006	Change
Net Operating Income	$ 67,295	$ 66,133	1.8%
Less: Non-recurring Cap-ex @ 6%	(749)	-	-
Adjusted Net Operating Income	$ 66,546	$ 66,133	0.6%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Development Communities as of June 30, 2007
($ in thousands)

	Property Type	# of Units at Completion	Estimated Costs	Estimated Costs Per Unit	Costs Incurred	Construction Start	Initial Occupancy	Construction Completion	% Physical Occupancy
Under construction:									
Trexler Park West Allentown, PA	Garden	216	$ 25,900	$ 119.9	$ 18,096	3Q 05	3Q 06	1Q 08	47.2%
1200 East West Highway Silver Spring, MD	High Rise	247	74,000	299.6	14,236	2Q 07	2Q 09	4Q 09	NA
Pre-construction:									
Huntington Metro Alexandria, VA	Podium	421	123,000	292.2	34,834	1Q 08	3Q 09	1Q 11	NA
Falkland North * Silver Spring, MD	High Rise	1,020	306,000	300.0	1,001	2009	2011	2012	NA
Totals		1,904	$ 528,900	$ 277.8	$ 68,167				

* visit our website at www.homeproperties.com/falkland to learn more

2007 Earnings Guidance

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2007 compared to 2006 based on NAREIT definition					
FFO per share - **2007** guidance per NAREIT definition	$0.726	$0.853	$.84 - $.87	$.80 - $.83	$3.22 - $3.28
Midpoint of guidance	$0.726	$0.853	$0.855	$0.815	$3.25
FFO per share - **2006** actual per NAREIT definition	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	14.2%	1.9%	3.4%	6.3%	5.8%

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2007 compared to 2006 based on "Operating FFO"					
FFO per share - **2007** Operating FFO	$0.766	$0.853	$.84 - $.87	$.80 - $.83	$3.26 - $3.32
Midpoint of guidance	$0.766	$0.853	$0.855	$0.815	$3.29
FFO per share - **2006** Operating FFO	$0.636	$0.837	$0.827	$0.767	$3.071
Improvement projected	20.4%	1.9%	3.4%	6.3%	7.1%

"Operating FFO" is defined as FFO as computed under the strict interpretation of the NAREIT definition and adding back impairment and other non-recurring charges. Following the NAREIT definition creates certain noise in 2007 due to the redemption of the 9.0% Series F Preferred Stock. The $1.9 million in issuance costs originally incurred in 2002 were recorded as a reduction to shareholders' equity. Upon redemption in the first quarter of 2007, the $1.9 million is reflected as a reduction from both net income available to common shareholders and Funds From Operations available to common shareholders. Operating FFO for the year will exceed the results as measured under the NAREIT definition by approximately four cents per share in 2007 as this $1.9 million is added back for Operating FFO purposes.

		Actual First Quarter	Actual Second Quarter	NOI Unchanged from February 2007		Year
				Third Quarter	Fourth Quarter	
Assumptions for mid-point of guidance:						
Same store revenue growth	see note (1)	5.8%	4.0%	4.2%	4.8%	4.5%
Same store expense growth	see note (2)	-0.8%	7.4%	3.4%	4.8%	3.0%
Same store NOI growth		11.7%	1.8%	4.7%	4.8%	5.6%
Same store **2007** physical occupancy		94.4%	95.0%	95.2%	94.9%	94.9%
Same store **2006** physical occupancy		94.7%	95.0%	94.7%	94.4%	94.7%
Difference in occupancy		-0.3%	0.0%	0.5%	0.5%	0.2%

Annual growth by region **(as originally published in February, 2007)**

	2006 % of NOI	**2007** Same Store Growth Projection		
		Revenue	Expenses	NOI
Florida	2.1%	6.5%	7.7%	5.5%
Washington, DC	26.0%	5.0%	4.2%	5.6%
Philadelphia	16.1%	5.3%	5.0%	5.6%
Baltimore	16.4%	4.6%	4.0%	5.0%
New Jersey/Long Island/Hudson Valley	28.2%	4.9%	5.9%	4.2%
Boston	5.6%	4.2%	5.0%	3.7%
Chicago	4.0%	4.0%	5.3%	2.6%
Misc	1.6%	N/A	N/A	N/A
Total	100.0%	5.1%	5.4%	4.9%

2007 Earnings Guidance

(1) The water and sewer portion of our utility reimbursement program is not affected significantly by seasonality and we expect a consistent revenue stream each quarter.

The heating cost reimbursement revenue will be much higher in the winter months, and accordingly lower in the warmer months, so this will create a certain "lumpiness", but will match up better with our period of higher costs. The breakdown by quarter for both types of reimbursement is as follows:

	2007 (in thousands)				
	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
Water & sewer recovery	$ 2,000	$ 2,100	$ 2,000	$ 2,000	$ 8,100
Heating costs recovery	3,500	2,200	1,100	2,400	9,200
	$ 5,500	$ 4,300	$ 3,100	$ 4,400	$ 17,300

	2006 (in thousands)				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Water & sewer recovery	$ 1,400	$ 1,600	$ 1,700	$ 1,700	$ 6,400
Heating costs recovery	300	300	400	1,200	2,200
	$ 1,700	$ 1,900	$ 2,100	$ 2,900	$ 8,600

(2) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:
This note has not been updated since originally released in February, 2007

	% of Total Expenses	% Increase Over 2006
Electricity	4%	5.8%
Natural gas heating costs	13%	13.1%
Water and sewer	7%	1.7%
Repairs and maintenance	16%	4.3%
Total personnel costs	23%	5.7%
Real estate taxes	24%	3.0%
Property insurance	5%	18.8%
	92%	

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
(3) G & A costs are expected to be flat compared to 2006. The run rate is projected as follows:	$5.5 million	$6.0 million	$5.5 million	$5.8 million	$22.8 million
(4) Interest and dividend income is expected to have a run rate as follows:	$1.2 million	$0.1 million	$0.3 million	$0.3 million	$1.9 million
(5) Other income is expected to have a run rate as follows:	$0.8 million	$0.1 million	$0.2 million	$0.1 million	$1.2 million
(6) Acquisition pace (cap rate avg of 5.9% assumed)	$125 million	$0 million	$105 million	$70 million	$300 million
(7) Disposition pace (cap rate of 5.9% assumed)	$0 million	$0 million	$100 million	$0 million	$100 million